MAIL STOP 3561

November 29, 2006

Mr. Christopher Astrom, CEO
Capital Solutions I, Inc.
One N.E. First Avenue, Suite 306
Ocala, Florida 34470

> **Re:** **Capital Solutions I, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended May 31, 2006**
> **Filed September 21, 2006**
> **File Number 000-09879**

Dear Mr. Astrom:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 - Financial Statements, page 13

Statement of Operations, page 17

1. We note that $80,116 of other income was recorded relating to the forgiveness of debt by a related party. It appears that this transaction should be recorded as a capital transaction, rather than other income. Refer to footnote 1 to paragraph 20 of APB Opinion No. 26. Please revise the

financial statements, footnotes and MD&A accordingly, or tell us why you believe that no revisions are required.

2. To the extent that the financial statements are restated in response to the comment above, please revise to include the disclosures required by paragraph 26 of SFAS 154. Also, please discuss with your auditor to ensure that the audit report refers to the restatement and that the report is appropriately dual-dated or re-dated.

1934 Act Periodic Reports

3. As applicable, evaluate the effect of any restatement under Item 4.02 of Form 8-K and file the required disclosures within the time periods specified.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies